767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

September 1, 2020

VIA EDGAR TRANSMISSION

Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE

Washington, D.C. 20549-3561

Re:	Thryv Holdings, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted August 4, 2020 CIK No. 0001556739

Dear Mr. Morris:

On behalf of our client, Thryv Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to the Company, dated August 4, 2020. In connection with these responses, we are submitting, electronically via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001556739).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Registration Statement.

Daniel Morris Securities and Exchange Commission September 1, 2020 Page 2

Amendment No. 4 to Draft Registration Statement Submitted August 4, 2020

Our second amended and restated bylaws, page 45

1.
We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised its disclosure on pages 45 and 146 accordingly.

Deb Ryan Separation Agreement, page 130

2.	We note your revisions at page 130 to disclose the departure of your former Chief Human Resources Officer. Please disclose the amount of the prorated short term incentive bonus disclosed in item (ii).

In response to the Staff’s comment, the Company has revised its disclosure on page 136 accordingly.

Plan of Distribution, page 148

3.
In your response to prior comment 4 you state that you will not remove the electronic roadshow materials from your website before the end of the Effective Period. It is unclear how you have defined this term. Please clarify when the electronic roadshow materials will be removed from your website.

In response to the Staff’s comment, the Company advises the Staff that the reference to the “Effective Period” was to clarify that the Company will not remove the bona fide version of the electronic roadshow materials from its website while the Registration Statement remains effective. And as orally confirmed to the Staff, the Company will retain these materials on its website for at least six months following the withdrawal of the Registration Statement.

4.
We note that the same sentence appears as the seventh sentence of the third paragraph on the cover page and the second sentence of the fourth paragraph of the Plan of Distribution on page 148. Please revise the sentence to state, if true, that “[i]n the event that more than one price exists under (iii), I-Bankers will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder." The final clause of the sentence (beginning "which may require...") appears to be redundant and may create unnecessary confusion about the role of the financial advisor. Please remove this language or tell us why you believe it is necessary.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 154 to remove the referenced language.

Daniel Morris Securities and Exchange Commission September 1, 2020 Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers
Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Joseph A. Walsh Chief Executive Officer, President and Director Thryv Holdings, Inc. Paul Rouse Chief Financial Officer, Exertive Vice President and Treasurer Thryv Holdings, Inc.